                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                   Solicitation/Recommendation Statement Under
                 Section 14(d)(4) of the Securities Act of 1934


                        GULF INDONESIA RESOURCES LIMITED
                            (Name of Subject Company)

                        GULF INDONESIA RESOURCES LIMITED
                       (Name of Persons Filing Statement)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                    402284103
                      (CUSIP Number of Class of Securities)

                               Alan P. Scott, Esq.
                        Gulf Indonesia Resources Limited
                              401 - 9th Avenue S.W.
                               Calgary, AB T2P 2H7
                                     Canada
                                 (403) 233-3354
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                  on behalf of the person(s) filing statement)

                                 with copies to:

      George G. Young III                              Robert R. Rooney
     Haynes and Boone, LLP                            Bennett Jones LLP
     1000 Louisiana Street                          4500 Bankers Hall East
          Suite 4300                                 Calgary, AB T2P 4K7
    Houston, TX 77002-5012                                  Canada
     Phone (713) 547-2081                            Phone (403) 298-3420
      Fax (713) 236-5699

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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MONDAY JUNE 10, 8:39 AM EASTERN TIME

PRESS RELEASE

SOURCE: Conoco Canada Resources Limited

CONOCO CANADA RESOURCES AND GULF INDONESIA ANNOUNCE BOARD APPROVAL FOR CONOCO CANADA'S ACQUISITION OF GULF INDONESIA

CALGARY, Canada And JAKARTA, Indonesia--(BUSINESS WIRE)--June 10, 2002--Conoco Canada Resources Limited, a wholly owned subsidiary of Conoco Inc. (NYSE: COC -
News), and Gulf Indonesia Resources Limited (NYSE: GRL - News) announced today that the board of directors of Gulf Indonesia has reviewed and approved Conoco Canada's previously announced proposal to acquire all common shares of Gulf Indonesia not owned by Conoco Canada at a price of U.S.$13.25 per common share in cash.

Conoco, Conoco Canada and Gulf Indonesia have executed a definitive Support Agreement in respect of the proposal.

The transaction will be consummated through an all-cash tender offer to be governed by U.S. and Canadian securities laws.

The tender offer will commence shortly and will be made only by an offer to purchase and other offering documents, copies of which will be filed with the U.S. Securities and Exchange Commission and the appropriate Canadian provincial securities commissions and mailed to Gulf Indonesia shareholders. The tender offer is subject to customary terms and conditions, including the tender of a majority of the minority of Gulf Indonesia shares.

JPMorgan and Merrill Lynch & Co. acted as financial advisors to Conoco and Conoco Canada in connection with this transaction.

Gulf Indonesia Resources Limited, headquartered in Jakarta, Indonesia, is an upstream oil and gas company that is traded publicly on the New York Stock Exchange under the ticker symbol GRL.

Conoco Canada Resources Limited is a Canadian based exploration and production company with primary operations in Western Canada, Indonesia, the Netherlands and Ecuador.

Conoco Inc. is a major, integrated energy company active in more than 40 countries.

Investors and stockholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available, because they will contain important information. The tender offer statement will be filed by Conoco and Conoco Canada and the solicitation/recommendation statement will be filed by Gulf Indonesia with the Securities and Exchange Commission (SEC) and with the appropriate Canadian securities commissions. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Conoco, Conoco Canada and Gulf Indonesia at the SEC's web site at http://www.sec.gov and at the Canadian securities commissions website at http://www.sedar.com. The tender offer statement and related materials may be obtained for free by directing such requests to Conoco Investor Relations at 600 N. Dairy Ashford Road, Houston, Texas, 77079. The solicitation/recommendation statement and such other documents may be obtained for free by directing such requests to Gulf Indonesia Investor Relations at 21st Floor, Wisma 46 - Kota BNI Jalan Jenderal Sudirman Kavling 1 Jakarta, Indonesia 10220.

    CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR"
    PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about the acquisition of Gulf Indonesia common shares. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

----------

Contact:
     Contacts for Conoco Canada
     Investors:
     Joele Frank/Jeremy Jacobs
     Joele Frank, Wilkinson Brimmer Katcher
     (212) 355-4449
                      OR
     Contacts for Gulf Indonesia
     Glen Valk
     Gulf Indonesia
     +62 21 575-4146
                      OR
     Media:
     Peter Hunt
     Conoco Canada
     (403) 233-3040
                      OR
     James Brown
     Gulf Indonesia
     +65 9782-3323

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